UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

QUANTUM COMPUTING INC
(Name of Issuer) Common Stock, par value $0.0001 per share
(Title of Class of Securities) 74766W-108
(CUSIP Number) 215 Depot Court SE, Suite 215 Leesburg, VA 20175 (703) 436-2121
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) June 16, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Yuping Huang
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 4,699,786
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,699,786
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,699,786
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.44%*
14		TYPE OF REPORTING PERSON (See Instructions) IN

* See Item 5

Item 1.  Security and Issuer.

The statement (“Statement”) relates to shares of common stock, par value $0.0001 per share (the “Common Stock”), of Quantum Computing Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 215 Depot Court SE, Suite 215, Leesburg, VA 20175.

Item 2.  Identity and Background.

The Statement is being filed by Mr. Yuping Huang (“Mr. Huang”). Mr. Huang’s present principal occupation or employment is serving as Chief Quantum Officer and Member of the Board of Directors of the Issuer, and  Associate Professor of Physics, Director of the Center for Quantum Science and Engineering at the Stevens Institute of Technology. Mr. Huang is a United States citizen. The business address of Mr. Huang is 5 Marine View Plaza, Suite 214, Hoboken, NJ 07030.

During the last five years Mr. Huang has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

See Item 4 below.

Item 4.  Purpose of the Transaction.

On May 19, 2022, the Issuer, Project Alpha Merger Sub I, Inc., a Delaware corporation (“Merger Sub I”), Project Alpha Merger Sub II, LLC, a Delaware limited liability company (“Merger Sub II”), QPhoton, Inc., a Delaware corporation (“QP”), and Mr. Huang, the principal stockholder of QP, entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which QP agreed to merge with the Issuer through a series of merger transactions (collectively with the other transactions contemplated by the Merger Agreement, the “Transactions”).

At the closing of the Transactions on June 16, 2022 (the “Closing”), Merger Sub I merged with and into QP, with QP surviving the merger as a wholly-owned subsidiary of the Issuer, immediately after which the surviving corporation merged with and into Merger Sub II, with Merger Sub II surviving the merger as a wholly-owned subsidiary of the Issuer. Per the Merger Agreement, the merger consideration to be paid to the stockholders of QP is equal to 49% of the Issuer’s outstanding shares of capital stock following the Closing and consists of (i) 5,802,206 shares of Common Stock, (ii) 2,377,028 shares of a new series of the Issuer’s preferred stock, par value $0.0001 per share, to be designated Series B convertible preferred stock (“Series B Preferred Stock”), and (iii) warrants to purchase up to 7,028,337 shares of Common Stock (the “Warrants”). The Series B Preferred Stock and the Warrants are not convertible into shares of Common Stock until the Issuer’s stockholders have approved the issuance of the shares of Common Stock underlying the Series B Preferred Stock and the Warrants in accordance with Rule 5635 of the Nasdaq listing rules.

At the Closing, Mr. Huang received 4,699,786 shares of Common Stock, which are the subject to this Schedule 13D filing. Mr. Huang also received 1,925,392 shares of Series B Preferred Stock, of which 175,035 shares are to be held in escrow for six months. Finally, Mr. Huang received 5,692,952 Warrants.

Item 5.  Interest in Securities of the Issuer.

(a)  As of the date hereof, Mr. Huang beneficially owns 4,699,786 shares of Common Stock (the “Huang Common Shares”), representing 13.44% of the total issued and outstanding shares of Common Stock as of the date hereof.1

(b) Mr. Huang holds sole voting and dispositive power over the Huang Common Shares.

(c) Other than disclosed above, there were no transactions by Mr. Huang in the Issuer’s Common Stock during the last 60 days.

(d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Huang Common Shares.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Huang has an employment agreement with the Issuer which includes options to purchase 400,000 shares of Common Stock, vesting in four annual equal installments beginning at Closing. Other than such employment agreement, to the knowledge of Mr. Huang, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Huang and/or any other person, with respect to any securities of the Issuer.

Item 7.  Materials to be Filed as Exhibits.

None

1            Based on 29,156,815 shares of Common Stock issued and outstanding as of May 19, 2022 (as reported in the Issuer's quarterly report on Form 10-Q filed on May 23, 2022) and the 5,802,206 shares of Common Stock issuable following the Closing.

SIGNATURE

After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2022

Name:	Yuping Huang